Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northcore announces conversion of debt

     (TSX: NTI; OTCBB: NTLNF)

     TORONTO, Nov. 5 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, is pleased to announce that it has reached agreements with the holders of the Company's
11% Series K Convertible Debentures maturing December 30, 2009 to convert the principal amount of Cdn$1,020,000 into common shares. Under the terms of the debt conversion, Northcore has retired all Series K Debentures by issuing
8,500,000 common shares in full repayment of the debentures.
     "We continue to benefit from the support of investors, who see value in converting debt to equity. The corresponding balance sheet improvement helps to strengthen the foundation for future revenue growth through our sales channels of GE Asset Manager, Southcore Technologies and direct marketing of our Working Capital Engine(TM)," said Duncan Copeland, CEO of Northcore.
     Northcore also announced today that it has scheduled to release its financial results for the third quarter ended September 30, 2009 on Wednesday,
November 11, 2009 following the close of the markets. The Company will hold a conference call at 10:00 a.m. (Eastern) on Thursday, November 12, 2009 to
discuss its financial results and review operational activities. Investors and followers of Northcore are invited to listen to the call live over the
Internet on the Company's website at www.northcore.com/events.html.
     This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

     <<
     About Northcore Technologies Inc.
     ---------------------------------
     >>
     Northcore Technologies provides a Working Capital Engine(TM) that helps organizations source, manage, appraise and sell their capital equipment.
Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
     Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.
     Northcore also owns a 40 percent interest in Southcore Technologies Ltd., a strategic partnership with the Pan Pacific Group International Ltd ("Pan
Pacific"). Through this collaboration, Pan Pacific markets Northcore's proven suite of online products to its broad international business network and connects certain assets of Pan Pacific, on an exclusive basis, with enabling technologies from Northcore.
     Additional information about Northcore can be obtained at
www.northcore.com.

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

     %SEDAR: 00019461E          %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 08:45e 05-NOV-09